UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

19 May 2025

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Diageo PLC – Diageo issues fiscal 25 Q3 trading statement
Dated 19 May 2025

Diageo issues fiscal 25 Q3 trading statement

Strong Q3 organic net sales growth. On track for full year with sequential improvement in H2
●
Reported net sales for the third quarter increased by 2.9% to $4.4bn, with positive organic growth partially offset by unfavourable foreign exchange and disposals.
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Organic net sales were up 5.9% in the quarter, with organic volume up 2.8% and positive price/mix of 3.1%.
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Performance in the quarter was supported by favourable phasing which we estimate contributed c.4% of Q3 group organic net sales growth, mainly from North America and to a lesser extent Latin America and Caribbean, and is expected to reverse in Q4.
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All regions delivered positive price/mix except Asia Pacific where continued consumer downtrading and adverse market mix impacted net sales.
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Full year fiscal 25 guidance for organic net sales and operating profit reiterated.
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Launching first phase of Accelerate programme to create a more agile operating model. We expect to sustainably deliver c. $3bn free cash flow per annum from fiscal 26, increasing as performance improves. This is supported by a c.$500m cost savings programme, which will enable both reinvestment in future growth and improved operating leverage. We expect to return to well within our target leverage ratio range of 2.5 – 3.0x no later than fiscal 28 providing us with a lot more flexibility, and which will also be supported by appropriate and selective disposals over the coming years.

Debra Crew, Chief Executive, said:
“In the third quarter we delivered strong organic net sales growth and are on track to deliver on our guidance of sequential improvement in organic net sales performance in the second half of fiscal 25. We also reiterated our organic operating profit outlook for fiscal 25, including the impact of tariffs based on what we know at this time. We continue to believe in the attractive long-term fundamentals of our industry and in our ability to outperform the market. We view the near-term industry pressure as largely macro-economic driven, with continued uncertainty impacting both the timing and pace of recovery.

Consistent with our strategic priorities and our focus on what we can manage and control, we are introducing the first phase of our Accelerate programme. This sets out clear near-term cash delivery targets and a disciplined approach to operational excellence and cost efficiency. It will strengthen Diageo by increasing our effectiveness, agility, and resilience. It will also ensure that we are well-positioned to deliver sustainable, consistent performance while maximising shareholder returns; even if current trading conditions persist.

We look forward to sharing more detail on Accelerate with our full year results in August.”

	Q3 ended 31 March 2025				9 months to 31 March 2025
	Reported F25	Reported F24	Reported growth	Organic growth	Reported F25	Reported F24	Reported growth	Organic growth
	$m	$m	YoY %	YoY %	$m	$m	YoY %	YoY %

Net sales	4,376	4,253	2.9	5.9	15,277	15,215	0.4	2.4
Volume	-	-	-	2.8	-	-	-	0.6
Quarterly financials are unaudited. See pages 7-8 for an explanation and reconciliation of non-GAAP measures. Unrounded financials – due to rounding, the numbers in this and other tables in this release may not always cast or calculate. Unless otherwise noted, commentary throughout this release refers to organic net sales movement for the third quarter ended 31 March 2025 compared to the third quarter ended 31 March 2024.

Update on implications of recent tariff developments

Assuming the current 10% tariff remains on both UK and European imports into the US, that Mexican and Canadian spirits imports into the US remain exempt under USMCA, and that there are no other changes to tariffs, the unmitigated impact of these tariffs is estimated to be c.$150m on an annualised basis. Tariffs between the US and China do not have a material impact on our business. We expect that given the actions that we have in place already, before any pricing, we will be able to mitigate around half of this impact on operating profit on an ongoing basis. Looking ahead, we will continue to work on measures to mitigate this impact further. Our long track record of managing international tariffs gives us confidence in our ability to navigate this successfully. The expected impact in fiscal 25 and fiscal 26 is included in our guidance.

Fiscal 25 full-year outlook

Organic net sales growth
The increased growth rate in Q3 compared to the first half of fiscal 25 is mainly driven by phasing and does not change our expectations for fiscal 25 full-year growth from those communicated at fiscal 25 interim results in February 2025. In the second half of fiscal 25, we continue to expect to deliver a sequential improvement in organic net sales growth compared with the first half of fiscal 25.

Organic operating profit growth
We continue to expect a slight decline in organic operating profit in the second half of fiscal 25 compared with the prior year, broadly in line with the decline in the first half. This includes the impact of the tariffs currently announced which will impact fiscal 25.

Taxation
From and including our full year results for fiscal 25, we are changing how we report the effective tax rate, both pre and post exceptional items, and will exclude the share of after-tax results of associates and joint ventures from profit before tax. This will present a simpler calculation and is consistent with peer reporting. The historical impact of applying this approach over the last four years can be found in the appendix of this release.

On this new basis, we expect the tax rate before exceptional items for fiscal 25 to be in the region of 25%, broadly in line with fiscal 24, which was 25.1% on the same basis.

Effective interest rate
Given current market conditions and our debt maturity profile, we now expect the effective interest rate for the full year fiscal 25 to be slightly below full year fiscal 24, which was 4.3%.

Capital expenditure
In fiscal 25, as guided previously, we expect capital expenditure for the full year to be towards the upper end of the previously guided range of $1.3-1.5bn.

Leverage
We continue to expect leverage at the end of fiscal 25 to remain above the target leverage range of 2.5 to 3.0x (net debt to EBITDA), and now expect this to be in the range of 3.3 to 3.5x.

Fiscal 26 full-year outlook
We continue to expect to deliver positive operating leverage, with organic profit growth ahead of organic net sales growth. This includes the impact of US tariffs based on what we know at this time. We also expect to deliver c.$3bn free cash flow from the Accelerate programme.

Update on progress on reshaped priorities – introducing Accelerate

Today we are introducing the first phase of our Accelerate programme which sets out clear cash delivery targets and a disciplined approach to operational excellence and cost efficiency. This programme will represent a shift in how we do business, moving to a more agile global operating model, and is underpinned by our strong digital and data capabilities. This simplified approach will create a stronger platform to optimise investment and allocate resources effectively towards long-term sustainable growth.

This includes:
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Consistent cash delivery: we expect to sustainably deliver around c.$3bn free cash flow per annum from fiscal 26, increasing as the business performance improves.
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Cost savings: c.$500m cost savings programme over three years which will enable both reinvestment in future growth and improved operating leverage.
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Commitment to deleveraging: we expect to be well within the leverage target range of 2.5-3.0x net debt/EBITDA no later than fiscal 28 providing us with a lot more flexibility. This will be delivered through a combination of organic growth and positive operating leverage, combined with tighter capital discipline, and appropriate and selective disposals over the coming years.

We will share more details at our fiscal 25 results on 5 August 2025.

Q3 review
Organic net sales in Q3 grew 5.9% with a strong contribution from organic volume growth, up 2.8% and positive price/mix of 3.1%. Overall, organic net sales growth was supported by significant phasing benefits estimated to have contributed around 4% of organic net sales growth, with about two-thirds from NAM and most of the remainder from LAC. We expect most of this benefit to unwind in the fourth quarter, most significantly in NAM where a pull-forward of imported shipments in anticipation of tariffs favourably impacted results. NAM performance was also supported by continued tequila restocking given strong Don Julio consumer sales performance. In LAC, strong double-digit organic net sales growth was driven by lapping a particularly soft comparative period of significant destocking. To a lesser extent, Asia Pacific was also lapping an easier Q3 comparative period.

Net sales for Q3 and 9 months ended 31 March 2025
	Q3 ended 31 March 2025				9 months to 31 March 2025
Net sales	Reported F25	Reported F24	Reported growth	Organic growth	Reported F25	Reported F24	Reported growth	Organic growth
	$m	$m	YoY %	YoY %	$m	$m	YoY %	YoY %

North America	1,903	1,796	5.9	6.2	5,998	5,880	2.0	2.0
Europe	898	910	(1.3)	(0.4)	3,530	3,475	1.6	0.4
Asia Pacific	803	805	(0.2)	1.6	2,913	3,011	(3.3)	(1.4)
LAC	378	335	12.8	28.5	1,428	1,404	1.7	10.6
Africa	369	385	(4.1)	10.1	1,313	1,360	(3.5)	9.3
Corporate	25	22	n/a	n/a	95	85	n/a	n/a
Diageo Total	4,376	4,253	2.9	5.9	15,277	15,215	0.4	2.4

Q3 Regional performance
North America

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Organic net sales grew 6% driven by strong shipment growth in US Spirits despite softer US Spirits industry consumption in Q3 compared to the first half of fiscal 25.
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Price/mix grew 2% driven primarily by strong mix in US Spirits.
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US Spirits organic net sales were up 7%, ahead of depletions growth by c.5%, driven by a pull-forward of imports to distributors in anticipation of tariffs which we expect will reverse in Q4, and also tequila restocking given continued strong consumer sales performance.
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US Spirits depletions growth was ahead of consumption growth due to favourable comparatives, including lapping significant retailer destocking in Q3 fiscal 24.

Europe

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Organic net sales were broadly flat with performance overall supported by continued strong momentum in Guinness, offset by further softness in spirits across key markets.
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Price/mix grew 7% driven by continued strong Guinness performance and pricing in Turkey.
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Guinness organic net sales were up double digit in the quarter with continued momentum from both Guinness Draught and Guinness 0.0. Spirits organic net sales declined overall but our continued focus on tequila delivered growth from both Don Julio and Casamigos.

Asia Pacific

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Organic net sales grew 2% benefiting from favourable comparatives in this quarter with inventory reductions in South East Asia and Greater China in the prior year, and with continued growth in India. This growth was partially offset by ongoing retailer inventory destocking in Travel Retail Asia and the transition to the Guinness license brewing model in Australia and New Zealand which is expected to negatively impact net sales through calendar 2025.
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Price/mix declined 3% driven by continued downtrading and unfavourable market mix.

Latin America and Caribbean

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Organic net sales grew 29%, benefitting from lapping significant inventory destocking in Q3 fiscal 24, as well as continued stabilisation in the consumer environment.
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Price/mix grew 9% driven by lapping heavy promotional activity and consumer downtrading in the prior year.
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Brazil continued to deliver double-digit organic net sales growth in a more stable consumer environment, with some benefit from pricing. In Mexico, although the spirits industry remains challenged, it continues to show early signs of stabilisation.

Africa

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Organic net sales grew 10% driven by strong growth in both East Africa and South, West and Central Africa (SWC).
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Price/mix grew 11% driven by pricing across the region.
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In East Africa, all markets were in organic net sales growth with strong double-digit growth from Tanzania and Uganda. SWC growth was driven by double-digit organic volume and net sales growth in Ghana.

Live presentation and Q&A conference call
Debra Crew, Chief Executive and Nik Jhangiani, Chief Financial Officer will host a short presentation followed by Q&A at 9.30am UK (10.30am CET) on Monday 19 May 2025, which can be accessed at:
https://www.investis-live.com/diageo/67d1537b0a60c30015472054/atbw

For analysts and investors wishing to ask questions, please use the dial-in details below which will have a Q&A facility. Please dial in 15 minutes ahead of the scheduled start time to register before the call begins.

From the UK:	+44 (0)20 3936 2999
From the UK (free call):	0800 358 1035
From the USA:	+1 646 233 4753
From the USA (free call):	+1 855 979 6654
Access code:	315266

Transcript and audio recording
Following the presentation and Q&A conference call, a transcript and audio recording can be accessed at:
https://www.diageo.com/en/investors/results-reports-and-events/results

Guinness event reminder:
On Tuesday 20 May 2025, Diageo is hosting a Guinness Investor and Analyst Event at the Guinness Storehouse in Dublin. From 13:00 (UK time), we will be hosting presentations and Q&A sessions from members of our Executive Committee and other leaders. The presentations and Q&A sessions will be available on a live webcast, which can be accessed at:
https://www.investis-live.com/diageo/67d1526d6c02e70016b5f241/oshtr

Presentation slides, recordings and transcripts
Following the presentations, slides, recordings and transcripts will be made available.

For further information, please contact:

Investor relations:

Sonya Ghobrial	+44 (0) 7392 784 784
Andy Ryan	+44 (0) 7803 854 842
Brian Shipman	+1 (0) 917 710 3007
Grace Murphy	+44 (0) 7514 726 167
investor.relations@diageo.com

Media relations:
Brendan O'Grady	+44 (0) 7812 183 750
Clare Cavana	+44 (0) 7751 742 072
Isabel Batchelor	+44 (0) 7731 988 857
press@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, J&B and Buchanan's whiskies, Smirnoﬀ and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in nearly 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Appendix

Foreign exchange

We are not providing specific guidance in relation to foreign exchange for fiscal 25. However, using the hedged rates already in place and for other exposures the spot exchange rates at 31 March 2025, including $1=£0.77 and $1=€0.92, for fiscal 25, would result in a negative impact on net sales of approximately $250 million and a negative impact of approximately $200 million on operating profit. The above spot rates, currency hedges and assumptions reflect a point in time, and may change.

Acquisitions and disposals

On 7 April 2025 Diageo announced the formation of a strategic joint venture with Main Street Advisors bringing together two great brand builders to grow Cîroc Ultra-premium Vodka in North America and Lobos 1707 Tequila around the world. Diageo has agreed to exchange majority ownership of Cîroc Ultra-premium Vodka in North America for global majority ownership of Lobos 1707. We continue to review our portfolio of brands in the region to ensure that we are well positioned to capture consumer opportunities in a focused way.

In the first half of fiscal 25, Diageo completed the sale of its majority shareholding in Guinness Nigeria PLC. On 28 January 2025, Diageo announced its agreement to sell its shareholding in Guinness Ghana Breweries PLC and then on 2 April 2025, Diageo announced its agreement to sell its shareholding in Seychelles Breweries Limited. As previously announced, the Africa region is now managed through two strategic markets, East Africa and South, West and Central Africa (SWC) which was previously managed as separate markets, being Nigeria, Africa Regional Markets and South Africa.

In the first half of fiscal 25, Diageo completed the sale of Safari, a fruit flavoured liqueur brand, and the sale of Pampero rum.

On 23 January 2025, Diageo completed the sale of Cacique rum.

On 24 September 2024, Diageo acquired the remaining share capital of Ritual Beverage Company LLC (owner of Ritual Zero Proof non-alcoholic spirits brand) that it did not already own.

For the purposes of organic growth figures the disposals of Guinness Nigeria, Safari, Pampero and Cacique are completed and therefore excluded. The other disposals are included in organic growth for this Q3 trading statement.

The ongoing restructuring of Diageo’s investment in Distill Ventures has no impact on organic performance as these investments have been accounted for as associates.

Effective tax rate reporting change for full-year fiscal 25

To date, Diageo has included profits from associates, which are reported on an after-tax basis, within its Effective Tax Rate (ETR) calculation. This can lead to volatility in the ETR driven by non-tax related factors, specifically movements in share of associates income. As such, going forward, Diageo will calculate and report ETR on a more transparent basis, excluding the after-tax share of income from associates and joint ventures from profit before tax. A table is provided below to illustrate the impact on historically reported ETRs using the revised method of calculation.

Previously reported tax rates including after-tax profit from share of associates and joint ventures

	F22	F23	F24	F25 H1
Tax rate including exceptional items	24.1%	20.6%	23.7%	25.2%
Tax rate before exceptional items	22.6%	23.0%	23.2%	24.0%

Restated historical tax rates excluding after-tax profit from share of associates and joint ventures

	F22	F23	F24	F25 H1
Tax rate including exceptional items	26.6%	22.4%	25.6%	26.3%
Tax rate before exceptional items	24.7%	24.8%	25.1%	24.9%

Explanatory notes

Comparisons are to the three months ended 31 March 2024 unless otherwise stated. Unless otherwise stated, percentage movements given throughout this document for volume and net sales are organic movements after retranslating current period reported numbers at prior period exchange rates and after adjusting for the effect of exceptional operating items and acquisitions and disposals, excluding fair value remeasurements.

This document includes names of Diageo’s products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for use.

Definitions and reconciliation of non-GAAP measures to GAAP measures

Diageo’s strategic planning process is based on certain non-GAAP measures, including organic movements. These non-GAAP measures are chosen for planning and reporting, and some of them are used for incentive purposes. The group’s management believes that these measures provide valuable additional information for users of the financial statements in understanding the group’s performance. These non-GAAP measures should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.

It is not possible to reconcile the forecast tax rate before exceptional items, forecast organic net sales growth and forecast organic operating profit growth to the most comparable GAAP measure as it is not possible to predict, without unreasonable effort, with reasonable certainty, the future impact of changes in exchange rates, acquisitions and disposals and potential exceptional items.

Volume

Volume is a performance indicator that is measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products other than spirits to equivalent units, the following guide has been used: beer in hectolitres, divide by 0.9; wine in nine- litre cases, divide by five; ready to drink and certain pre-mixed products that are classified as ready to drink in nine-litre cases, divide by ten.

Organic movements

Organic information is presented using US dollar amounts on a constant currency basis excluding the impact of exceptional items, certain fair value remeasurements, hyperinflation and acquisitions and disposals. Organic measures enable users to focus on the performance of the business which is common to both years and which represents those measures that local managers are most directly able to influence.

Detailed calculation and reconciliation of non-GAAP measures can be found in the latest Annual Report (available at https://www.diageo.com/en/investors).

Organic net sales movement calculations for the 3 months ended 31 March 2025 were as follows

Net sales	North America	Europe	Asia Pacific	Latin America and Caribbean	Africa	Corporate	Diageo total
	$m	$m	$m	$m	$m	$m	$m
3 months ended 31 March 2024 reported	1,796	910	805	335	385	22	4,253
Exchange	(1)	8	(11)	(9)	21	0	8
Reclassification	0	(22)	22	0	(17)	0	(17)
Disposals	0	(7)	(1)	(1)	(70)	0	(79)
3 months ended 31 March 2024 adjusted	1,794	890	815	326	319	22	4,165
Organic movement	110	(4)	13	93	32	3	248
Acquisitions & Disposals	5	0	0	2	7	0	15
Exchange	(6)	(22)	(25)	(50)	6	(1)	(98)
Hyperinflation	0	34	0	8	5	0	46
3 months ended 31 March 2025 reported	1,903	898	803	378	369	25	4,376
Organic movement %	6.2	(0.4)	1.6	28.5	10.1		5.9
Quarterly financials are unaudited. Unrounded financials – due to rounding, the numbers in this table may not always cast or calculate.

Cautionary statement concerning forward-looking statements

This document contains ‘forward-looking’ statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including trends in results of operations, margins, growth rates, phasing and overall market trends, information related to Diageo’s fiscal 25 outlook and beyond, ambitions relating to free cash flow and improved operating leverage, Diageo’s Accelerate programme, the impact of changes in interest or exchange rates, anticipated cost savings or synergies, expected investments, the completion of any strategic transactions or restructuring programmes, anticipated tax rates, changes in the international tax environment, potential tariffs and Diageo’s ability to mitigate the impact of tariffs, expected cash payments, and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.

An explanation of non-GAAP measures, including organic movements, is set out on pages 227-235 of Diageo’s Annual Report for the year ended 30 June 2024.

Diageo plc LEI: 213800ZVIELEA55JMJ32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 19 May 2025

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary